THE LAW OFFICE OF

CONRAD C. LYSIAK, P.S.

601 West First Avenue, Suite 903

Spokane, Washington 99201

(509) 624-1475

FAX: (509) 747-1770

EMAIL: cclysiak@lysiaklaw.com

January 22, 2015

Mr. James Lopez for John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	Panex Resources Inc.
Registration Statement on Form S-1
File No. 333-199871

Dear Mr. Lopez:

Please be advised that I represent Panex Resources Inc. and in response to your letter of comments dated December 19, 2014, please be advised as follows:

Compliance and Disclosure Interpretations, Securities Act Rules.

The registration statement has been revised throughout to reflect the offering period to be 270 days from SEC effectiveness; that all selling shareholders are deemed underwriters; and, the offering price for selling shareholders has been fixed at $0.001 per share during the entire period shares are offered by selling shareholders.

OTC Pink Sheet

The offering price for selling shareholders has been fixed at $0.001 per share during the entire period shares are offered by selling shareholders. The offering period by selling shareholders is fixed at 270 days.

Other

Financial statements for the quarter ended November 30, 2014 have been included and the registration statement has been updated accordingly.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:hdw/Panex Resources Inc.